Exhibit (d)(4)

Schedule A

Funds Managed by Sub-Adviser

i.	Innovator Equity Managed Floor ETF®
ii.	Innovator Nasdaq-100® Managed Floor ETF®
iii.	Innovator U.S. Small Cap Managed Floor ETF®
iv.	Innovator Equity Managed 100 Buffer ETF™
v.	Innovator International Developed Managed Floor ETF®
vi.	Innovator Equity Managed 10 Buffer ETF™
vii.	Innovator International Developed Managed 10 Buffer ETF™
viii.	Innovator Nasdaq-100® after 100 Managed 10 Buffer ETF™
ix.	Innovator U.S. Small Cap 10 Buffer ETF™